UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POWER INTEGRATIONS, INC.

_____________________________________________________________

(Exact name of registrant as specified in its charter)

DELAWARE	000-23441	94-3065014
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5245 Hellyer Avenue, San Jose, California, 95138
(Address of principal executive offices) (Zip Code)

Sunny Gupta (408) 414-9200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Power Integrations, Inc. (“Power Integrations”) evaluated its current product lines and determined that tin, tungsten, tantalum and/or gold (“3TG”) minerals are necessary for the functionality of all of its products.

Conflict Minerals Disclosure

A copy of Power Integrations Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: http://www.power.com/products/product-documents/conflict-minerals-report/

Item 1.02 Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 hereof is filed herewith as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period from January 1, 2021, to December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Integrations, Inc.

By:	/s/ SUNNY GUPTA	May 11, 2022
Name:	Sunny Gupta
Title:	Vice President, Operations